Exhibit 23(b)
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-74415, 333-155587, and 333-158069) on Form S-8 of our report dated June 24, 2021, with respect to the statements of net assets available for plan benefits of the ITI 401(k) Plan as of December 31, 2020, which report appears in the December 31, 2021 annual report on Form 11-K of the ITI 401(k) Plan.

/s/ KPMG LLP
Albany, New York
June 17, 2022